EXHIBIT 12.1

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007

Income from Continuing Operations	$42,948	$53,048	$190,440	$21,351	$193,341	$124,335	$220,224
Fixed Charges	34,092	33,339	134,110	138,712	143,410	156,844	148,110
Adjusted Earnings	$77,040	$86,387	$324,550	$160,063	$336,751	$281,179	$368,334

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$34,092	$33,339	$134,110	$138,712	$143,410	$156,844	$148,110

Ratio of Earnings to Fixed Charges	2.26x	2.59x	2.42x	1.15x	2.35x	1.79x	2.49x